UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alpha Natural Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02076X 10 2

(CUSIP Number)

Michael J. Walker

AMCI Holdings, Inc.

1105 N. Market Street, Suite 1300

P. O. Box 8985

Wilmington, Delaware 19899

(724) 532-4303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

AMCI Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

3,151,896
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

3,151,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,151,896
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

4.9%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fritz R. Kundrun
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

3,155,796
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

3,155,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,155,796
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

4.9%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 02076X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Hans J. Mende
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power:

0
8. Shared Voting Power:

3,151,896
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

3,151,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,151,896
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11:

4.9%
14.	Type of Reporting Person (See Instructions)

IN

The Reporting Persons’ Schedule 13D filed on February 14, 2006 is hereby amended with the following Items amended and restated in their entirety: Item 2, 4, 5, 6 and 7.

Item 2. Identity and Background

This Schedule 13D is being filed by AMCI Holdings, Inc. (“AMCI”), Fritz R. Kundrun (“Kundrun”) and Hans J. Mende (“Mende” and, together with AMCI and Kundrun, the “Reporting Persons”).

AMCI is a Delaware corporation, the principal business of which is to hold equity securities. The address of AMCI’s principal office is Suite 1300, 1105 N. Market Street, P. O. Box 8985, Wilmington, Delaware 19899. 1,732,195 of the shares of Common Stock beneficially owned by AMCI are held by it indirectly through its indirect, wholly-owned subsidiary Creekside II, Inc., a Delaware corporation (“Creekside”). Kundrun and Mende each beneficially owns 50% of the issued and outstanding shares of capital stock of AMCI. In addition, Kundrun and Mende are the directors of AMCI and Creekside, and Mende serves as President of AMCI and Creekside. By virtue of such relationships, Kundrun and Mende each may be deemed to beneficially own the shares of Common Stock owned by AMCI.

Information with respect to Kundrun, Mende and each other executive officer and director of AMCI, including name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired shares of Common Stock in order to acquire an equity interest in the Issuer.

At that time, the Reporting Persons intended to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by them and their rights to designate nominees for election to the Board of Directors of the Issuer pursuant to the Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (as amended, the “Stockholder Agreement”). Kundrun resigned as a director of the Issuer on October 23, 2006 and Mende resigned as a director of the Issuer effective January 3, 2007.

Since the initial acquisition of shares of Common Stock, the Reporting Persons have regularly reviewed their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, would consider an increase or decrease in the size of their investment in the Issuer.

On October 31, 2006, the Reporting Persons sent the Issuer a letter exercising its demand registration right under the Stockholder Agreement covering all the shares of Common Stock owned by the Reporting Persons to be distributed through an underwritten public offering, if completed. Notwithstanding that request, on November 13, 2006, the Reporting Persons agreed on a secondary block trade agreement (the “Block Trade Agreement”) with UBS Securities LLC (“UBS”) under which they sold under Rule 144 a total of 3,800,000 shares of Common Stock to UBS for $14.60 per share for an aggregate sale price of $55,480,000. In connection with the Block Trade Agreement, the Reporting Persons orally agreed that they will not, and will ensure that their subsidiaries, associates or holding companies, will not, offer, issue sell or otherwise dispose of (or announce the intention of doing so) any shares of the Issuer without the prior written consent of UBS prior to the expiration of 45 days following November 16, 2006, the closing of the Block Trade Agreement. The Reporting Persons may proceed with their demand registration now that the lockup has expired.

Due to the transaction reported in this Schedule 13D, the Reporting Persons shall no longer be entitled to designate a nominee to the Board of Directors under the terms of the Stockholder Agreement, and they shall no longer own a 5% beneficial interest in the Issuer’s Common Stock.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the other persons named in Schedule A, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

AMCI is the beneficial owner of 3,151,896 shares of Common Stock (approximately 4.9% of the outstanding Common Stock as of October 26, 2006, according to information contained in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2006), including 1,732,195 shares held by Creekside. Kundrun and Mende each may be deemed to beneficially own, and to share the power to vote and dispose of, the shares of Common Stock owned by AMCI by virtue of the relationships described in Item 2 above.

Accordingly, each of Kundrun and Mende may be deemed to be the beneficial owner of 3,151,896 shares of Common Stock (approximately 4.9% of the outstanding Common Stock as of October 26, 2006, according to information contained in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2006).

In addition to the shares described in the previous paragraph, Kundrun also has shared voting and dispositive power over a total of 3,900 shares of Common Stock in his two IRA accounts (the “IRA Shares”). Kundrun shares the voting and dispositive power with his stepson, Christopher Orbell of 2 Canfield Avenue, Apartment 532, White Plains, New York 10601. Mr. Orbell, a citizen of the United States of America, is a Financial Representative at Mass Mutual Financial Group of 1295 State Street, Springfield, Massachusetts 01111. To the Reporting Persons’ knowledge, during the last five years, Mr. Orbell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On November 13, 2006, the Reporting Persons agreed to the Block Trade Agreement under which they sold a total of 3,800,000 shares of Common Stock to UBS for $14.60 per share for an aggregate sale price of $55,480,000. The Block Trade Agreement closed on November 16, 2006. The transaction was effected through a Rule 144 sale to a market maker. The specific entities selling in the transaction and the amount of shares such entities sold are as follows:

Entity	Number of Shares of Common Stock Sold	Relationship of Kundrun	Relationship of Mende
AMCI	1,319,983	50% beneficial owner and director	50% beneficial owner, director and President

Redbank II, Inc., a Delaware corporation (“Redbank”) (See Note 1)	262,670	50% beneficial owner through AMCI and director	50% beneficial owner through AMCI, director and President

Beta Resources II, LLC, a Delaware limited liability company (“Beta”)	1,126,250	50% beneficial owner	50% beneficial owner and President

Vollow Resources II, LLC, a Delaware limited liability company (“Vollow”)	1,091,097	50% beneficial owner through The Kirmar Limited Partnership (‘Kirmar”) and 50% beneficial owner through The Nicola Associates Limited Partnership (“Nicola”) (see Note 2 below)	50% beneficial owner through Kirmar, 50% beneficial owner through Nicola (see note 2 below) and President

Note 1: Redbank is an indirect, wholly-owned subsidiary of AMCI.

Note 2: Mende owns a 0.6% general partnership interest in Kirmar, as well as a 0.4% general partnership interest in Kirmar held jointly with Kundrun (with rights of survivorship), and Mende’s son and daughter each owns a 49.5% limited partnership interest in Kirmar. Kundrun owns a 0.6% general partnership interest in Nicola, as well as a 0.4% general partnership interest in Nicola held jointly with Mende (with rights of survivorship), and Kundrun’s daughter owns a 99% limited partnership interest in Nicola. Each Kirmar and Nicola holds 50% of Vollow.

As a result of this transaction, no shares of Issuer Common Stock remain in Redback, Beta or in Vollow.

As of November 13, 2006, each Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Stockholder Agreement

Pursuant to the Stockholder Agreement, following the sales on November 13, 2006, the Reporting Persons no longer have the right to designate a nominee for election to the Board of Directors of the Issuer.

The Stockholder Agreement also grants certain demand and piggyback registration rights to the Reporting Persons and specified affiliates of the Reporting Persons with respect to the shares of Common Stock held by them. The current status of the demand registration rights for the Reporting Persons is outlined in Item 4 above and such discussion is incorporated herein by reference.

The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the text of Exhibits 99.2, 99.3 and 99.4, which are incorporated by this reference.

Block Trade Agreement

The description of the Block Trade Agreement included in Items 2 and 5 above is incorporated by reference. In addition, the Reporting Persons and other specified affiliated entities, orally agreed that they will not, and will ensure that their subsidiaries, associates or holding companies, will not, offer, issue sell or otherwise dispose of (or announce the intention of doing so) any shares of the Issuer without the prior written consent of UBS prior to the expiration of 45 days following November 16, 2006, the closing of the Block Trade Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated February 14, 2006 among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 14, 2006).

Exhibit 99.2	Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.3	Letter agreement dated October 25, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.4	Letter agreement dated December 8, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on December 12, 2005).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMCI HOLDINGS, INC.

Date: January 10, 2007	By:	/s/ Hans J. Mende
Hans J. Mende, President

Date: January 10, 2007		/s/ Fritz R. Kundrun
FRITZ R. KUNDRUN

Date: January 10, 2007		/s/ Hans J. Mende
HANS J. MENDE

SCHEDULE A

The name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship of Kundrun, Mende and each other executive officer and director of AMCI are as follows:

Name	Position with AMCI	Business Address	Principal Occupation or Employment	Citizenship
Fritz R. Kundrun	Director	*	Chairman and Chief Executive Officer of American Metals & Coal International, Inc. Principal business: mining and marketing Address: **	Germany

Hans J. Mende	Director and President	*	President and Chief Operating Officer of American Metals & Coal International, Inc. Principal business: mining and marketing Address: *	Germany

Michael J. Walker	Executive Vice President, Treasurer and Secretary	*	Executive Vice President and Treasurer of Laurel Mountain Management, Inc. Principal business: management and accounting services Address: **	United States

*	Suite 1300, 1105 North Market Street, P. O. Box 8985, Wilmington, DE 19899
**	One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650.